Mail Stop 6010

September 14, 2007

Scott Howarth
Chief Financial Officer
Integrated Silicon Solution, Inc.
1940 Zanker Road
San Jose, CA 95112

>   **Re: Integrated Silicon Solution, Inc.**
>   **Form 10-K for Fiscal Year Ended September 30, 2006**
>   **Filed May 30, 2007**
>   **File No. 000-23084**

Dear Mr. Howarth:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief